SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
ONE MANHATTAN WEST NEW YORK, NY 10001 _______ TEL: (212) 735-3000 FAX: (212) 735-2000 WWW.SKADDEN.COM	FIRM/AFFILIATE OFFICES _______ BOSTON CHICAGO HOUSTON LOS ANGELES PALO ALTO WASHINGTON, D.C. WILMINGTON _______ BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO
February 10, 2021 Via EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Attn:
Sonia Bednarowski
J. Nolan McWilliams
Marc Thomas
Cara Lubit
Division of Corporation Finance
Re:     Social Capital Hedosophia Holdings Corp. V
Registration Statement on Form S-4
Filed January 11, 2021
File No. 333-252009
Ladies and Gentlemen:
On behalf of our client, Social Capital Hedosophia Holdings Corp. V (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 5, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission by the Company on January 11, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) through EDGAR. To facilitate the Staff’s review, we are providing by overnight delivery a copy of this letter as well as a clean copy of Amendment No. 1 and a copy marked to show all changes from the Registration Statement.

For your convenience, we have set forth below each comment of the Staff from the Comment Letter in bold and italics and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

February 10, 2021 Page 2
Cover Page
1.Please disclose here the percentage of SoFi Technologies that (i) SCH's public shareholders, (ii) SoFi's equity holders, (iii) the Sponsor, including the shares purchased in the PIPE Investment, and (iv) the Third Party PIPE Investors will hold following the Business Combination and related transactions both before and after the Repurchase and settlement of the Director RSU Award. In addition, please disclose here the number of shares to be purchased pursuant to the PIPE Investments as well as the aggregate price, the per share price and the number of shares to be purchased by the Sponsor. Similarly, please expand the table on page xiii to disclose the percentage of ownership of SCH's public shareholders, SoFi equity holders, the Sponsor and the Third Party PIPE Investors after the Repurchase and the settlement of the Director RSU Award.
Response: The Company respectfully advises the Staff that it has revised the disclosure on the cover page and on page xv of Amendment No. 1 in response to the Staff’s comment.
Questions and Answers for Shareholders of SCH, page x
2.Please disclose the (i) the per share and per warrant value that the SoFi Stockholders will receive for each share of SoFi Series A, B, C, D, E, F, G, H, H-1 and 1 of Preferred Stock and for each Series H Preferred Stock Warrant, (ii) the per share and per warrant value that the SCH public shareholders and SCH public warrant holders will receive in connection with the Business Combination and related transactions, (iii) the aggregate value that the SCH public shareholders and public warrant holders will receive in connection with the Business Combination and related transactions, (iv) the per share and per warrant value that the Sponsor will receive for each founder share and private warrant and (v) the aggregate value that the Sponsor will receive in connection with the Business Combination and related transactions. Also, summarize of the terms of the SoFi Technologies Series 1 Preferred Stock, including the amount of the accrued dividends they will receive, the redemption rights and the voting rights. In addition, in the question and answer on page xiii disclose the number of SoFi Technologies' shares of common stock that the Sponsor is purchasing in the PIPE Investment.
Response: The Company respectfully advises the Staff that it has revised the disclosure on pages xiii through xvi, 99 and 100 of Amendment No. 1 in response to the Staff’s comment.
3.Please add a question and answer that discloses the maximum number of shares that may be redeemed in order for SCH to satisfy the Minimum Cash Condition.
Response: The Company respectfully advises the Staff that it has revised the disclosure on page xv of Amendment No. 1 in response to the Staff’s comment.
Why is SCH proposing the Business Combination, page xii
4.Please briefly summarize the negative factors the board of directors considered regarding the Business Combination and related transactions.
Response: The Company respectfully advises the Staff that it has revised the disclosure on page xii of Amendment No. 1 in response to the Staff’s comment.

February 10, 2021 Page 3

Summary of the Proxy Statement/Prospectus, page 1
5.Please include an organizational chart depicting the organizational structure of SoFi Technologies after the consummation of the merger and related transactions. Please include all subsidiaries, and disclose the percentage ownership of SoFi Technologies and its subsidiaries.
Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 12 and 98 of Amendment No. 1 in response to the Staff’s comment.
SCH's Board of Directors' Reasons for the Business Combination, page 5
6.Please balance your disclosure regarding SoFi's "extra profits" and "strong incremental adjusted EBIDTA margins" on page 6 by disclosing here SoFi's net income loss for its fiscal year ended December 31, 2019 and its history of losses.
Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 5, 6 and 127 of Amendment No. 1 in response to the Staff’s comment.
Related Agreements SoFi Holders Support Agreement, page 7
7.Please disclose the percentage of SoFi stockholders that agreed to vote in favor of the Merger Agreement. Also, please disclose (i) the "regulatory ownership threshold" that will trigger the conversion of the SoftBank Investors' common stock into non-voting common stock, (ii) the number of shares of SoFi Technologies that will be held by the SoftBank Investors, Renren SF Holdings Inc. and their affiliates after the Business Combination and Repurchase, (iii) whether the non-voting common stock will be converted into voting common stock if the combined ownership of SoftBank Investors, Renren SF Holdings Inc. and their affiliates drops beneath the regulatory ownership threshold or if the SoftBank Investors sell the non-voting common stock, (iv) the ownership requirements of SoFi Technologies common stock that allows the parties specified on pages 7 and 8 to nominate directors and committee members, (v) whether the SoftBank Investors' ownership of non-voting common stock, if any, will count towards satisfying the ownership requirements related to the selection of board members and committee members and (vi) the minimum cash threshold of SoFi Technologies that will allow the company to offer the Silver Lake Investors, the SoftBank Investors and the QIA Investors the right to sell, in the aggregate, $250 million of SoFi Technologies shares of common stock to SoFi Technologies.
Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 6, 7, 8, 114, 115 and 116 of Amendment No. 1 in response to the Staff’s comment.
Regulatory, Tax and Other Legal Risks The regulatory regime governing blockchain and cryptocurrencies, page 61
8.To the extent material, please disclose here the percentage of revenues earned from your cryptocurrency-related trading services.
Response: The Company respectfully advises the Staff that revenues earned from its cryptocurrency-related trading services are immaterial for all periods presented in the Registration

February 10, 2021 Page 4
Statement, representing less than 0.2% of the Company's total net revenue for the nine-month period ended September 30, 2020, and approximately 0.0% for the year ended December 31, 2019. There were no revenues earned from cryptocurrency-related trading services during the nine months ended September 30, 2019, nor for each of the years ended December 31, 2017 and 2018, respectively. The Company respectfully advises the Staff that the Company has also revised the disclosure on page 59 of Amendment No. 1 to indicate that revenues earned from its cryptocurrency-related trading services have been not been material to date.
Personnel and Business Continuity Risks Our business is subject to the risks of natural disasters, page 67
9.Please briefly describe the Richards Action involving an intermittent disruption in service. In this regard, we note your disclosure on page 227.
Response: The Company respectfully advises the Staff that it has revised the disclosure on page 65 of Amendment No. 1 in response to the Staff’s comment.
BCA Proposal Related Agreements Shareholders' Agreement and Share Repurchase Agreement, page 119
10.Please disclose here the specific designation rights with respect to committees of the Board of Directors that certain SoFi Holders will receive pursuant to the Shareholders' Agreement.
Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 8, 115 and 116 of Amendment No. 1 in response to the Staff’s comment.
Background to the Business Combination, page 1
11.Please disclose material aspects of the negotiations related to the pre-transaction equity value of SoFi, including which party proposed the valuation. Please also disclose material aspects of the negotiations related to: valuation of the newly-issued shares of common stock of SoFi Technologies at $10.00 per share; the exchange ratio for the SCH public holders, the Sponsor and the SoFi equity holders; and the ownership of SoFi Technologies following the Business Combination and related transactions.
Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 113 through 118 of Amendment No. 1 in response to the Staff’s comment.
U.S. Federal Income Tax Considerations, page 171
12.You state that you intend for the Domestication to qualify as a reorganization within the meaning of Section 368 of the Code. Please file a tax opinion as an exhibit to your registration statement. To the extent that counsel intends to provide a short-form tax opinion, please name counsel and state that the disclosure in this section is counsel's opinion. For guidance, refer to Section III of Staff Legal Bulletin No. 19.
Response: The Company respectfully advises the Staff that it has revised the disclosure on page 165 of Amendment No. 1 in response to the Staff’s comment, and the tax opinion is included in Exhibit 8.1 of Amendment No. 1.

February 10, 2021 Page 5
Information About SoFi, page 208
13.We note that a key element of SoFi's strategy is to secure a national bank charter. Please disclose the estimated timeline and the costs associated with securing a national bank charter. To the extent this is not yet known, please briefly describe the factors you will consider in implementing this aspect of your strategy, including whether to secure the charter or acquire another bank. To the extent SoFi's efforts to secure a national bank charter are indicative of material known trends or uncertainties, please revise your MD&A discussion accordingly.
Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 202, 203 and 241 of Amendment No. 1 in response to the Staff’s comment.
Our Products Lending Segment, page 211
14.Please expand your disclosure in this section to add quantitative disclosure regarding SoFi's lending segment. For example, disclose the range of loan sizes and rates SoFi offers for its student loans, personal loans, home loans and in-school loans as well as the standards or metrics used in approving loans, such as a minimum FICO score requirement, if applicable. In addition, we note your disclosure on page 212 that SoFi retains servicing rights to its originated loans. Please clarify, if true, that SoFi only retains the servicing rights to the personal loans that it originates. In this regard, we note your disclosure on page 21 that SoFi relies on third parties to service student loans, home loans and credit cards.
Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 204 and 205 of Amendment No. 1 in response to the Staff’s comment.
Financial Services Segment, page 212
15.To the extent material to your business, please disclose (i) the material terms of your agreements with your partner banks, including the agreements related to So-Fi branded debit cards, (ii) the material terms of your insurance partnerships under SoFi Protect, (iii) the material terms of your agreements in connection with your Lantern Credit product, (iv) the material terms of your agreement with Apex, (v) the material terms of your agreements with Galileo's customers and (vi) the material terms of your agreements with financial services institutions through your SoFi at Work product. In addition, clarify how you earn revenue in connection with each of your products in the Financial Services and Technology Platform segments.
Response: The Company respectfully advises the Staff that it has revised the disclosure on page 206 and 207 of Amendment No. 1 in response to subsection (i) of the Staff’s comment (relating to partner bank relationships); page 206 of Amendment No. 1 in response to subsection (iv) of the Staff’s comment (relating to the Company's relationship with Apex); and pages 209 of Amendment No. 1 in response to subsection (v) of the Staff’s comment (relating to Galileo customer agreements). With respect to subsections (ii) (relating to SoFi Protect), (iii) (relating to Lantern Credit) and (vi) (relating to SoFi at Work) of the Staff's comment, the Company respectfully submits that revenue and expenses from these products are immaterial to the Company's consolidated results of operations for all periods presented in the Registration Statement and, therefore, that the agreements related to these products are immaterial to its business. The Company advises the Staff that it will continue to evaluate in future periods

February 10, 2021 Page 6
whether any of these agreements become material to its business and will revise the disclosure accordingly. Therefore, the Company deems the agreements related to such products immaterial to its business. Additionally, the Company respectfully advises the Staff that it has revised the disclosure on pages 205 and 206 of Amendment No. 1 in response to the Staff's comment to clarify the way in which the Company earns revenue in connection with each of the Company's products in the Financial Services and Technology Platform segments.

Information About SoFi
SoFi Invest, page 213
16.We note the disclosure that members have the ability to purchase fractional shares in various companies through the “stock bits” feature. Please explain the mechanics behind this feature and how fractional purchases are recorded in your financial statements.
Response: The Company respectfully advises the Staff that it has revised the disclosure on page 207 of Amendment No. 1 in response to the Staff’s comment.
Government Regulation, page 217
17.Please expand to describe the federal securities laws related to SoFi's securitization transactions and clarify the extent to which SoFi transacts with retail customers.
Response: The Company respectfully advises the Staff that it has revised the disclosure on page 216 of Amendment No. 1 in response to the Staff’s comment.
SoFi's Management's Discussion and Analysis of Financial Condition and Results of Operations COVID-19 Pandemic, page 234
18.Please revise to address the following:
•disclose separately the number and amount of student, personal and home loan members and loans on payment deferral as of September 30, 2020;
•disclose separately the number and amount of student, personal and home loan members and loans currently classified as performing after exiting payment deferral as of September 30, 2020;
•disclose how delinquencies were impacted by payment deferrals within student, personal and home loans;
•disclose how the company accounted for interest income on the loans impacted by the payment deferrals;
•disclose whether the loan maturity periods were impacted as a result of the payment deferrals on the loans; and
•address the liquidity concerns associated with any margin calls.
Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 227, 228 and 229 of Amendment No. 1 in response to the Staff’s comment.

February 10, 2021 Page 7
Executive Overview, page 236
19.Please revise the table to include gross revenues recognized by each segment for the periods presented and on a consolidated basis. Also disclose the interest expense recognized in the determination of net revenues.
Response: The Company respectfully advises the Staff that it has revised the tables on pages 230 and 231 of Amendment No. 1 in response to the Staff’s comment.
20.We note your disclosure of quarterly performance on page 236. Please enhance your disclosures to discuss the reasons for the decreasing net revenue trend during the 3rd and 4th quarters of fiscal 2019 as well as the reasons for the increasing trend during fiscal 2020.
Response: The Company respectfully advises the Staff that it has revised the disclosure on page 232 of Amendment No. 1 in response to the Staff’s comment.
21.Please revise to discuss the reasons for the decreasing net revenue trend for the “Other” segment during fiscal 2020.
Response: The Company respectfully advises the Staff that it has revised the disclosure on page 232 of Amendment No. 1 in response to the Staff’s comment.
22.Please revise to provide a discussion of the virtual currency and cryptocurrency related trading services. Revisions should include disclosures that address the following:
•volumes and revenues as well as the expenses recognized in providing these services within the Financial Services segment;
•whether the company stores members' cryptocurrencies or whether a third party custodian does so; and
•whether the company owns or holds any cryptocurrencies and, if so, additional detail about these activities.
Response: The Company respectfully advises the Staff that it has revised the disclosure on page 226 of Amendment No. 1 in response to the Staff’s comment.
Key Recent Developments, page 237
23.Please provide us with the basis and support for your conclusion that the purchase of Galileo was not a significant business acquisition under Rule 3-05 of Regulation S-X.
Response: The Company evaluated whether the Galileo acquisition met the significance tests pursuant to Rule 3-05 of Regulation S-X and determined that the acquisition was not significant because none of the investment, asset or income tests (as defined under Rule 11-01(b)(1) of Regulation S-X) exceeds 20%. As set forth below, the investment test yielded the highest significance level out of the three tests at 16.0%. The Company has determined that no historical audited or pro forma financial statements for Galileo are required to be included in the Registration Statement pursuant to Rule 3-05.

The outcomes of the significance tests for Galileo were as follows:

Investment Test = 16.0%

February 10, 2021 Page 8
Asset Test = 0.8%
Income Test (Revenue Component) = 15.2%
Income Test (Income Component) = 4.3%

The percentages were calculated as follows (dollars in thousands):

•Investment Test: Consideration transferred for the purchase of Galileo (adjusted for subsequent event working capital calculation) of $1,165,241 divided by SoFi total assets as of December 31, 2019 of $7,289,160 = 16.0%
•Asset Test: Galileo total assets as of December 31, 2019 (adjusted for application of ASC 842, Leases) of $61,313 divided by SoFi total assets as of December 31, 2019 of $7,289,160 = 0.8%
•Income Test (Revenue Component): Galileo revenue for the year ended December 31, 2019 of $67,128 divided by SoFi total net revenue for the year ended December 31, 2019 of $442,659 = 15.2%
•Income Test (Income Component): Galileo pre-tax income for the year ended December 31, 2019 of $10,312 divided by SoFi pre-tax loss for the year ended December 31, 2019 (absolute value) of $239,599 = 4.3%

Product Development and Partnerships, page 238
24.Please revise to disclose here the nature and terms associated with the naming rights of the stadium and the official partnerships entered into during fiscal 2020, including a thorough discussion of related costs.
Response: The Company respectfully advises the Staff that it has revised the disclosure on page 233 of Amendment No. 1 in response to the Staff’s comment.
Non-GAAP Financial Measures, page 239
25.Please revise to disclose how adjusted net revenue was determined for the lending segment for the interim 9 month periods of fiscal 2019 and 2020 as well as for the fiscal periods ending December 31, 2017, 2018 and 2019.
Response: The Company respectfully advises the Staff that it has revised the disclosure on page 235 of Amendment No. 1 in response to the Staff’s comment.

Results of Operations
Nine Months Ended September 30, 2020 Compared to Nine Months Ended September 30, 2019 Interest Income, page 250
26.Please revise to provide a discussion addressing the following for each loan type for the interim and fiscal periods presented:
•the general nature and terms as well as the average FICO scores;
•the weighted average interest rates earned and average loan balances;
•the interest income recognized;
•the origination and sale volumes amounts; and
•the average time between origination and subsequent sale.

February 10, 2021 Page 9
Response: The Company respectfully advises the Staff that it has revised the disclosure on page 262 of Amendment No. 1 in response to the Staff’s comment.
27.Please revise to provide a discussion addressing the reasons for the deconsolidation of the variable interest entities during both 2019 and 2020, quantifying the impact on the revenues recognized by each of the lending lines.
Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 245 and 264 of Amendment No. 1 in response to the Staff’s comment.
Interest Expense, page 251
28.Please revise to separately disclose the interest expense recognized on the warehouse facilities and securitization-related interest expense. Please also disclose the weighted average interest rates paid and average balances on these funding sources for the periods presented.
Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 246, 253 and 258 of Amendment No. 1 in response to the Staff’s comment.
29.Please revise to provide a discussion of the impact of the changes in valuation inputs and assumptions that affected the residual interests classified as debt in each of the periods presented.
Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 247, 254 and 259 of Amendment No. 1 in response to the Staff’s comment.
Noninterest Income and Net Revenue, page 252
30.Please revise to provide a discussion addressing the following for each of the loan types during each of the periods presented:
•separately address the revenue recognized on loan originations and gains on loan sales (securitized and whole loan);
•quantify the impact of each type of derivative instrument used to economically hedge the risk of changes in the fair value of the loans;
•disclose the loan write-off expense recognized; and
•disclose the loan repurchase expense recognized.
Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 248, 254 and 259 of Amendment No. 1 in response to the Staff’s comment.
31.Please revise to provide a discussion of the different types of platform fees recognized in the Technology Platform segment due to the acquisitions consummated in fiscal 2020.
Response: The Company respectfully advises the Staff that it has revised the disclosure on page 249 of Amendment No. 1 in response to the Staff’s comment.
32.Please revise to address the following as it relates to loan servicing activities for the periods presented:
•discussion of the loan servicing income recognized and the weighted average basis points earned for each loan type serviced and those that are subserviced;

February 10, 2021 Page 10
•changes in the fair values of the servicing rights;
•quantification of the impact of the changes in the inputs and assumptions; and
•quantification of the impact on servicing income due to forbearances, moratoriums on certain debt collection activities, and waivers of late fees.
Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 248, 249, 255 and 260 of Amendment No. 1 in response to the Staff’s comment.
Noninterest Expense, page 253
33.We note that if a loan charges off while the company is still the owner, the loan either enters a collections process or is sold to a third-party collection agency in exchange for a fraction of the remaining amount payable to SoFi. Please disclose loan charge-offs for the periods presented and any recoveries recorded when the loans are sold to a third-party collection agency.
Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 248, 254 and 259 of Amendment No. 1 in response to the Staff’s comment.
34.Please ensure your discussion of operating performance for all fiscal periods presented addresses the items raised in our comments related to Management’s Discussion and Analysis of Financial Condition and Results of Operations, as applicable.
Response: The Company respectfully advises the Staff that it has revised the disclosure throughout SoFi's Management's Discussion and Analysis of Financial Condition and Results of Operations in Amendment No. 1 in response to the Staff's comment to provide additional discussion of operating performance for relevant periods, as applicable.
Summary of Results by Segment
Lending Segment, page 262
35.Please revise to provide a specific and thorough discussion of the “directly attributable expenses” allocated to each individual operating segment which are utilized in the determination of Contribution Profit (Loss). Please revise to include, in tabular format, information that summarizes the individual expenses, which in the aggregate equate to the “directly attributable expenses” allocated to each segment.
Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 265 through 274 of Amendment No. 1 in response to the Staff’s comment.
36.Please revise to provide a reconciliation of the aggregate balance of “directly attributable expenses” allocated to each operating segment to the total amount of expenses recorded in the audited consolidated statement of operations for the periods presented.

February 10, 2021 Page 11
Response: The Company respectfully advises the Staff that it has revised the disclosure on page 274 of Amendment No. 1 in response to the Staff’s comment.
SoFi’s Compensation Discussion and Analysis
Cash Incentive Compensation, page 299
37.Please revise your disclosure on page 300 to provide a brief definition of “NPS” and please provide the quantitative goals of the Company Priorities for each of the executive officers.
Response: The Company respectfully advises the Staff that it has revised the disclosure on page 302 of Amendment No. 1 in response to the Staff’s comment.
Description of SoFi Technologies Securities
Exclusive Jurisdiction of Certain Actions, page 342
38.We note that your forum selection provision in your organizational documents identifies a state court located within the State of Delaware (or, if no state located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative actions” Please disclose whether this provision applies to actions arising under the Exchange Act. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. In addition, we note that the Federal Forum Provision identifies the federal district courts of the United States of America as the exclusive forum for actions arising under the Securities Act. Please state that investors cannot waive compliance with the federal securities laws.
Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 86, 147 and 348 of Amendment No. 1 in response to the Staff’s comment. Specifically, the Company has revised the disclosure to clarify that the Delaware Forum Provision (as defined in Amendment No. 1) does not apply to actions or claims arising under the Exchange Act, that the Exchange Act creates exclusive federal jurisdiction for all suits brought to enforce any duty or liability thereunder, and that the Company's stockholders cannot waive compliance with federal securities laws. Additionally, the Company intends to include the risk factor addressing the limitations of the exclusive forum provisions (page 86 of Amendment No. 1) in its future filings with the SEC, including Annual Reports on Form 10-K, to keep investors informed of such limitations and the consequences thereof.

39.Please add disclosure regarding the SoFi Technologies warrants pursuant to Item 202 of Regulation S-K, and file the Warrant Agreement, dated as of October 8, 2020, between SCH and Continental Stock Transfer & Trust Company as an exhibit to your registration statement.
Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 340 through 346 of Amendment No. 1 in response to the Staff’s comment.
Notes to Consolidated Financial Statements
Note 13. Income Taxes, page F-106
40.Please revise to provide tax related information for the interim periods presented in the filing.

February 10, 2021 Page 12
Response: The Company respectfully advises the Staff that it has revised the disclosure on pages F-101 and F 102 of Amendment No. 1 in response to the Staff’s comment.

*     *     *     *

February 10, 2021 Page 13
We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2438.

Very truly yours,

/s/ Howard Ellin

cc:	Chamath Palihaptiya
Social Capital Hedsophia Holdings Corp. V

cc:	Anthony Noto
Social Finance, Inc.

cc:	Robert Lavet
Social Finance, Inc.

cc:	Christopher M. Barlow
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Jocelyn M. Arel
Benjamin K. Marsh
Goodwin Procter LLP

cc:	Raaj S. Narayan
Wachtell, Lipton, Rosen & Katz